Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

Stratus Technologies Bermuda Holdings Ltd. Announces

Financial Results for Fourth Quarter of Fiscal 2012

Hamilton, Bermuda, April 24, 2012 - Stratus Technologies Bermuda Holdings Ltd. (together with its consolidated subsidiaries, “Stratus” or the “Company”) a global provider of uptime assurance, today announced the results for its fourth quarter and fiscal year ended February 26, 2012.

For the fourth quarter ended February 26, 2012, total revenue was $54.3 million, an increase of $2.3 million or 4.5% as compared to the $52.0 million in the fourth quarter ended February 27, 2011. Profit from operations was $8.8 million compared to $7.8 million for the same period last year. Profit from operations for the quarter-to-date period ended February 26, 2012 included a restructuring charge of $2.2 million to further align spending with current business initiatives. Profit from operations for the quarter-to-date period ended February 27, 2011 included a restructuring charge of $1.6 million related to the transition of our logistics operations to Dublin, Ireland in February 2011. The net loss was $1.9 million compared to $4.7 million for the same period last year. Net loss for the quarter-to-date period ended February 26, 2012 includes a net loss on change in fair value of embedded derivatives in the Senior Notes of $6.5 million and a $7.9 million income tax benefit, primarily the result of an $8.8 million net deferred income tax benefit related to our Irish entity. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $13.5 million compared to $12.1 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statements of Operations.”

For the year-to-date period ended February 26, 2012, total revenue was $206.3 million, an increase of $0.1 million or 0.1% as compared to the $206.2 million in the year-to-date period ended February 27, 2011. Profit from operations was $32.8 million compared to $38.8 million for the same period last year. Profit from operations for the year-to-date period ended February 26, 2012 included a restructuring charge of $2.4 million. Profit from operations for the year-to-date period ended February 27, 2011 included a gain on sale of subsidiary of $3.7 million related to the sale of our proprietary Emergent Networks Solutions VOIP Software business and certain net assets related to our telecommunications business (“Emergent Business”) in January 2009 and a restructuring charge of $1.7 million. The net loss was $18.8 million compared to $11.9 million for the same period last year. Net loss for the year-to-date period ended February 26, 2012 includes a loss on extinguishment of debt of $1.2 million related to the excess cash flow payment made in fiscal 2012, a loss on net change in fair value of embedded derivatives in the Senior Notes of $8.9 million and a $6.7 million benefit for income taxes primarily related to an $8.8 million net deferred income tax benefit related to our Irish entity. Net loss for the year-to-date period ended February 27, 2011 includes a loss on extinguishment of debt of $3.8 million related to the April 2010 refinancing and a net loss on change in fair value of embedded derivatives in the Senior Notes of $0.3 million. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $45.8 million compared to $49.2 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statements of Operations.”

The Company will file its annual report for the fiscal year ended February 26, 2012 on Form 20-F by the end of May 2012.

Fourth Quarter Results Conference Call

A conference call to review fourth quarter financial results will be held today, April 24, 2012 at 1:30 p.m. Eastern Time and may be accessed by calling 1-888-549-7880 (U.S. only) or 1-480-629-9643 with a conference ID of 4532329. A recording of this conference call will be available at 1-800-406-7325 (U.S. only) or 1-303-590-3030 with a conference ID of 4532329 for 30 days.

About Stratus

Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.

# # #

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

© 2012 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus® is a trademark or registered trademark of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	February 26, 2012	February 27, 2011
	(Dollars in thousands, except per share data)
ASSETS

Current assets:
Cash and cash equivalents	$27,510	$28,100
Accounts receivable, net of allowance for doubtful accounts of $160 and $315, respectively	37,066	38,079
Inventory	7,884	7,485
Deferred income taxes	1,613	1,440
Prepaid expenses and other current assets	4,454	4,370

Total current assets	78,527	79,474

Property and equipment, net	10,490	13,695
Intangible assets, net	3,024	3,438
Goodwill	9,591	9,584
Deferred income taxes	11,484	1,803
Deferred financing fees	9,216	10,993
Other assets	2,810	4,867

Total assets	$125,142	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	7,853	7,291
Accrued expenses	13,250	12,828
Accrued interest payable	9,608	10,625
Income taxes payable	103	285
Deferred income taxes	1,075	—
Deferred revenue	35,428	36,199

Total current liabilities	72,317	72,228

Long-term debt, net of discount	260,405	249,069
Embedded derivatives	25,884	18,955
Long-term deferred income taxes	232	—
Deferred revenue and other liabilities	15,426	14,328

Total liabilities	374,264	354,580

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized and 6,561 shares issued and outstanding at February 26, 2012 and February 27, 2011 (liquidation preference of $109,189 and $101,101, respectively)	109,189	101,101
Series B: 20,524 shares authorized; 3,532 issued and outstanding at February 26, 2012 and February 27, 2011 (liquidation preference of $58,776 and 54,423, respectively)	58,776	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518
Ordinary shares subject to puts, 787 and 846 shares issued and outstanding at February 26, 2012 and February 27, 2011 (put value $1,181 and $1,270, respectively)	1,181	1,270

Total redeemable convertible preferred stock and redeemable ordinary stock	174,664	162,312

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,025 and 27,962 shares issued and outstanding at February 26, 2012 and February 27, 2011, respectively	16,257	16,221
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at February 26, 2012 and February 27, 2011, respectively	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at February 26, 2012 and February 27, 2011, respectively	8,998	8,998
Additional paid in capital	—	—
Accumulated deficit	(450,306)	(419,466)
Accumulated other comprehensive gain	1,265	1,209

Total stockholders’ deficit	(423,786)	(393,038)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$125,142	$123,854

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

For the thirteen week periods ended February 26, 2012 and February 27, 2011

	February 26, 2012	February 27, 2011
	(Dollars in thousands)
REVENUE
Product	$20,127	$18,269
Service	34,207	33,732

Total revenue	54,334	52,001

COST OF REVENUE
Product	9,387	8,171
Service	14,168	14,173

Total cost of revenue	23,555	22,344

Gross profit	30,779	29,657

OPERATING EXPENSES
Research and development	6,412	6,955
Sales and marketing	7,998	7,817
General and administrative	5,112	5,140
Restructuring charges	2,193	1,639
Management fees	300	300

Total operating expenses	22,015	21,851

Profit from operations	8,764	7,806
Interest income	188	7
Interest expense	(12,133)	(11,657)
Loss on net change in fair value for embedded derivatives	(6,489)	—
Other expense, net	(210)	(172)

Loss before income taxes	(9,880)	(4,016)
(Benefit) provision for income taxes	(7,932)	693

Net loss	($1,948)	($4,709)

EBITDA TABLE:
Net loss	($1,948)	($4,709)
Add (deduct):
Interest expense, net	11,945	11,650
(Benefit) provision for income taxes	(7,932)	693
Depreciation and amortization	1,573	2,041

EBITDA (1)	$3,638	$9,675

Add:
Restructuring (a)	2,193	1,639
Stock-based compensation expense (b)	85	96
Management fees (c)	300	300
Reserves (e)	176	188
Loss on net change in fair value for embedded derivatives (g)	6,489	—
Other expense, net (h)	666	191

Total adjustments	9,909	2,414

Adjusted EBITDA (1)	$13,547	$12,089

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

For the fifty-two week periods ended February 26, 2012 and February 27, 2011

	February 26, 2012	February 27, 2011
	(Dollars in thousands)
REVENUE
Product	$72,566	$71,104
Service	133,770	135,091

Total revenue	206,336	206,195

COST OF REVENUE
Product	33,648	32,892
Service	56,511	58,359

Total cost of revenue	90,159	91,251

Gross profit	116,177	114,944

OPERATING EXPENSES
Research and development	27,468	27,469
Sales and marketing	31,381	29,643
General and administrative	20,994	19,847
Amortization of intangibles	—	52
Restructuring charges	2,368	1,694
(Gain) on sale of subsidiary	—	(3,655)
Management fees	1,200	1,117

Total operating expenses	83,411	76,167

Profit from operations	32,766	38,777
Interest income	205	80
Interest expense	(48,334)	(43,728)
Loss on extinguishment of debt	(1,222)	(3,751)
Loss on net change in fair value for embedded derivatives	(8,873)	(297)
Other expense, net	(35)	(1,454)

Loss before income taxes	(25,493)	(10,373)
(Benefit) provision for income taxes	(6,703)	1,520

Net loss	($18,790)	($11,893)

EBITDA TABLE:
Net loss	($18,790)	($11,893)
Add (deduct):
Interest expense, net	48,129	43,648
(Benefit) provision for income taxes	(6,703)	1,520
Depreciation and amortization	7,363	9,147

EBITDA (1)	$29,999	$42,422

Add (deduct):
Restructuring (a)	2,368	1,694
Stock-based compensation expense (b)	336	468
Management fees (c)	1,200	1,117
(Gain) on sale of subsidiary (d)	—	(3,655)
Reserves (e)	716	959
Loss on extinguishment of debt (f)	1,222	3,751
Loss on net change in fair value for embedded derivatives (g)	8,873	297
Other expense, net (h)	1,053	2,110

Total adjustments	15,768	6,741

Adjusted EBITDA (1)	$45,767	$49,163

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flows attached to this report.

(a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in fiscal 2012 and 2011. These programs were designed to further streamline our business model and centralize certain functions to align with current business initiatives.

In the quarter-to-date and year-to-date periods ended February 26, 2012, we recorded a charge of $2.2 million and $2.4 million, respectively. This consisted of $2.0 million and $2.2 million, respectively, for severance and fringe benefits and $0.2 million related to employee relocation for both periods.

In the quarter-to-date and year-to-date periods ended February 27, 2011, we recorded restructuring charges consisting of $1.6 million and $1.7 million, respectively, for severance and fringe benefits.

(b)	In the quarter-to-date and year-to-date periods ended February 26, 2012, we recorded non-cash stock-based compensation expense charges of $0.1 million and $0.3 million, respectively, relating to share-based payments to employees.

In the quarter-to-date and year-to-date periods ended February 27, 2011, we recorded non-cash stock-based compensation expense charges of $0.1 million and $0.5 million, respectively, relating to share-based payments to employees.

(c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $3.1 million and $2.4 million at February 26, 2012 and February 27, 2011, respectively.

(d)	As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in fiscal 2011 of $3.7 million.

(e)	In the quarter-to-date and year-to-date periods ended February 26, 2012, we incurred $0.2 million and $0.7 million of non-cash inventory write downs, respectively.

In the quarter-to-date and year-to-date periods ended February 27, 2011, we incurred $0.2 million and $1.0 million of non-cash inventory write downs, respectively.

(f)	In the year-to-date period ended February 26, 2012, we made an excess cash flow (“ECF”) offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. We redeemed 4,997 units at 120% resulting in an ECF payment of $5,996 which includes redemption of $5.0 million Senior Secured Notes and related premium of $1.0 million. The redemption of the 4,997 units of Senior Secured Notes resulted in a $1.2 million loss on extinguishment of debt which consisted of a $1.0 million premium, $0.6 million and $0.2 million write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.7 million gain on the reduction of the ECF derivative.

In the year-to-date period ended February 27, 2011, we recorded $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

(g)	In the quarter-to-date and year-to-date periods ended February 26, 2012, we recorded a $6.5 million and $8.9 million loss, respectively, due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes. In the year-to-date period ended February 27, 2011, we recorded a $0.3 million loss due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes.

(h)	In the quarter-to-date period ended February 26, 2012, we recorded other expense, net of $0.7 million, primarily consisting of $0.1 million bank fees, $0.1 million of net foreign currency losses and $0.5 million of net miscellaneous and non-recurring charges. In the quarter-to-date period ended February 27, 2011, we recorded other expense, net of $0.2 million, primarily consisting of $0.2 million bank fees.

In the year-to-date period ended February 26, 2012, we recorded other expense, net of $1.1 million, primarily consisting of $0.5 million bank fees, $0.3 million of one-time public filing registration costs and $0.7 million of net miscellaneous and non-recurring charges offset by $0.4 million net foreign currency gains. In the year-to-date period ended February 27, 2011, we recorded other expense, net of $2.1 million, primarily consisting of $0.6 million bank fees, $0.9 million of net foreign currency losses and $0.6 million of net miscellaneous expenses and non-recurring charges.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

For the fiscal fifty-two week periods ended February 26, 2012 and February 27, 2011

	February 26, 2012	February 27, 2011
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows provided by operating activities:
Net loss	($18,790)	($11,893)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,363	9,147
Amortization of deferred financing costs and debt discount	10,501	8,466
Stock-based compensation	336	468
Deferred tax income	(8,413)	(2,163)
Provision for doubtful accounts	121	163
Inventory provision	716	959
Loss on extinguishment of debt	1,222	3,751
Premium on excess cash flow payment	(999)	—
Loss on net change in fair value of embedded derivatives	8,873	297
(Gain) from sale of subsidiary	—	(3,655)
Loss on sale of asset	13	27
Loss on retirement of property and equipment	144	482
Loss on abandoned patents	424	—
Interest payable-in-kind	7,871	6,560
Changes in assets and liabilities
Accounts receivable	982	3,840
Inventory	(2,012)	(2,315)
Prepaid expenses and other current assets	(84)	1,211
Accounts payable	530	(721)
Accrued expenses	406	(199)
Interest payable	(1,017)	7,735
Income taxes payable	(142)	184
Deferred revenue	(650)	(5,901)
Other long-term assets and liabilities	1,022	3,306

Net cash provided by operating activities	8,417	19,749

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(3,665)	(6,238)
Proceeds from sale of subsidiary	—	3,555
Proceeds from the disposition of property and equipment	19	—
Other long-term assets	(100)	(86)

Net cash used in investing activities	(3,746)	(2,769)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	207,281
Payments on long-term debt	(4,997)	(218,000)
Payment of debt and equity issuance fees	(308)	(13,515)
Proceeds from the exercise of stock options	2	—
Proceeds from revolving credit facility	—	8,000
Payments on revolving credit facility	—	(30,000)

Net cash used in financing activities	(5,303)	(46,234)

Effect of exchange rate changes on cash	42	586

Net decrease in cash and cash equivalents	(590)	(28,668)
Cash and cash equivalents at beginning of period	28,100	56,768

Cash and cash equivalents at end of period	$27,510	$28,100